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April 1, 2014

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     Amendment to Registration Statement on Form S-1
                     Filed March 14, 2014
                     File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"), in accordance with your letter dated March 28, 2014, state as follows:

Use of Proceeds, page 13

Comment 1.  We note your response to comment 5 of our letter dated March 5, 2014. Please revise to indicate the amount of capital expenditures to be used for the purposes described in footnote c if 100% of the offering is raised so $200,000 would be spent on capital expenditures.

Response 1.    We have amended our disclosure to state as follows on page 14 "Capital expenditures if 75% is raised, includes the purchasing of assets such as vehicles ($50,000), routes ($25,000), and warehouse space/fixtures ($25,000) and if 100% is raised, includes the purchasing of assets such as vehicles ($75,000), routes ($50,000), and warehouse space/fixtures ($75,000)."

Comment 2.    We note that your use of proceeds table includes the use of proceeds for “administrative” purposes. Please revise your disclosure to indicate the anticipated purposes in this category and also indicate the amount of expenditures for the noted purposes.

Response 2.   We have amended our disclosure to state as follows on page 14 " Administrative includes key administrative duties, sales, and design (graphics) personnel.  If 25% is raised, includes for salaries for adminstrative duties ($5,000), sales ($2,500) and for desiger (graphic) personel ($2,500), if If 50% is raised, includes salaries for adminstrative duties ($20,000), sales ($7,500) and for desiger (graphic) personel ($7,500) and if If 75% or 100% is raised, includes salaries for adminstrative duties ($30,000), sales ($20,000) and for desiger (graphic) personel ($10,000)."

Certain Relationships and Related Transactions, page 32

Comment 3.   We note your response to comment 14 of our letter March 5, 2014. Please revise your disclosure to provide the information required by Item 404(a) of Regulation S-K regarding the $7,500 loan payable.

Response 3.  The disclosure now states on page 32 under Certain Relations and Related Transactions:  "There was also a short term Promissory Note dated May 23, 2013 for the amount of $7,500 from GN with an annual interest rate of 3% and due on August 31, 2013 , which was paid back in full by HIDA on June 14, 2013 (please refer to F-8 of the financial statements under sub heading Note 2 and to F-11 of the financial statements under Liabilities). As of this date HIDA does not owe any monies to GN. ”

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire
Chief Legal Officer, Secretary, Director

cc:     David Link